UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

**Report of Foreign Private Issuer**

**Pursuant to Rules 13a-16 or 15d-16 under**
the Securities Exchange Act of 1934

Dated 8 March 2017

Commission File Number: 001-31318

**GOLD FIELDS LIMITED**
(Translation of registrant's name into English)

150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ✓        Form 40-F    _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Gold Fields Limited
(Reg. No. 1968/004880/06)
(Incorporated in the Republic of South Africa)
("Gold Fields" or "the Company")

JSE, NYSE, DIFX Share Code: GFI
ISIN Code:     ZAE000018123

**DEALING IN SECURITIES BY A DIRECTOR OF  GOLD FIELDS LIMITED**

In compliance with paragraphs 3.63 to 3.74 of the Listings Requirements of JSE Limited ("the Listings Requirements") we hereby advise that Mr NJ Holland, a director of Gold Fields Limited, purchased Gold Fields Limited shares on the open market in accordance with the introduction of the Company's Minimum Shareholding Requirement (MSR) as approved at the AGM on 18 May 2016.

**Minimum Shareholding Requirement (MSR):** The MSR is mandatory for Executives to hold GFL shares for a five year period based on the following target shareholdings:

CEO: 200% of Annual Guaranteed Remuneration Package
CFO and other Executives: 100% of Annual Remuneration Package

Executives may commit in accordance with the MSR through the election prior to the determination of cash bonuses, vesting of shares awarded or through personal investment to acquire Gold Fields shares that will be restricted for five years and held in Escrow.

Details of the transactions are set out below:

| | **NJ Holland** |
|---|---|
| Nature of transaction | On market purchase of shares (election prior to the determination of the cash bonus to convert 50% of the 2017 cash bonus and 100% of the vested 2014 LTIP prior to the vesting determination into Gold Fields shares) |
| Transaction Date | 02 March 2017 |
| Number of Shares | 77,795 |
| Class of Security | Ordinary Shares |
| Market Price per Share | R40.9900 |
| Total Value | R3,188,817.05 |
| Vesting Period | The shares will be held in Escrow for a period of 5 years |
| Nature of interest | Direct and Beneficial |
| | **NJ Holland** |
| Nature of transaction | On market purchase of shares (election prior to the determination of the cash bonus to convert 50% of the 2017 cash bonus and 100% of the vested 2014 LTIP prior to the vesting determination into Gold Fields shares) |
| Transaction Date | 07 March 2017 |

| | |
|---|---|
| Number of Shares | 330,822 |
| Class of Security | Ordinary Shares |
| Market Price per Share | R41.5819 |
| Total Value | R13,756,207.32 |
| Vesting Period | The shares will be restricted and held in Escrow for a period of 5 years |
| Nature of interest | Direct and Beneficial |

In terms of paragraph 3.66 of the Listings requirements the necessary clearance to deal in the above securities has been obtained.


08 March 2017
Sponsor:
JP Morgan Equities South Africa (Pty) Ltd

## SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


GOLD FIELDS LIMITED


Dated: 8 March 2017


By:       /s/ Nicholas J. Holland

Name:     Nicholas J. Holland
Title:    Chief Executive Officer